Filed pursuant to Rule 433

Registration Statement No. 333-180300 -03 October 25, 2013

SLVO

Silver Shares Covered Call ETN

Credit Suisse AG, Investor Solutions October 2013

Executive Summary

Credit Suisse Silver Shares Covered Call ETN

Ticker SLVO Intraday Indicative Value Ticker SLVO.IV Bloomberg Index Ticker QSLVO

CUSIP 22542D449

Primary Exchange Nasdaq ETN Annual Investor Fee 0.65%1 Inception Date 4/16/2013

Index Credit Suisse NASDAQ Silver FLOWS TM 106 Index

1 Because of daily compounding, the actual investor fee realized may exceed 0.65% per annum.

Credit Suisse AG October 2013 2

Executive Summary

Credit Suisse Silver Shares Covered Call ETN

First exchange traded product in the US offering a covered call strategy on a silver investment Follows the recent launch of GLDI, a similar product on gold shares.

Provides variable monthly cash distributions

A scalable covered call solution for advisors and investors to deploy across a range of portfolio sizes and asset allocations The Index notionally sells a 6% out-of-the-money call option each month while maintaining a notional long position in shares of the iShares® Silver Trust ETF (ticker: SLV UP

<Equity>) (“SLV shares”)

Investors have a maximum upside each month of approximately 6% plus the premium generated Investors have full exposure to the downside of the Index

Credit Suisse AG October 2013 3

Covered Call Strategies

Payoff at Expiration

An investor establishes a long position in a stock and an equal number of call options are sold The seller of a call option agrees to sell the underlying stock at a specific strike price upon the expiration of the call option A premium is received by the seller in consideration for the sale of the option At expiration of the call option: If the stock price is less than the strike price, the option expires worthless If the stock price is greater than the strike price, the call option seller delivers the stock, and forgoes any gain above the strike price

Credit Suisse AG October 2013 4

iShares® Silver Trust ETF (SLV)

Calendar Months Return Distribution (Jan 2007 – Aug 2013)

	2007	2008	2009	2010	2011	2012	2013
Jan	5.07%	14.43%	11.79%	-3.86%	-9.24%	19.82%	3.64%
Feb	4.51%	16.95%	2.88%	1.07%	20.87%	3.93%	-9.53%
Mar	-5.47%	-13.36%	-0.70%	6.66%	11.05%	-6.47%	-0.40%
Apr	-0.13%	-1.88%	-4.53%	6.53%	27.50%	-4.05%	-14.47%
May	0.36%	-0.28%	26.70%	-1.26%	-19.80%	-10.46%	-8.63%
Jun	-7.72%	3.54%	-13.51%	1.00%	-10.00%	-1.15%	-11.50%
Jul	3.66%	1.55%	2.39%	-3.46%	14.81%	1.76%	0.90%
Aug	-6.28%	-23.73%	6.72%	7.68%	4.12%	13.53%	18.08%
Sep	13.81%	-11.37%	12.04%	12.57%	-28.53%	8.74%	-7.52%
Oct	5.16%	-19.16%	-1.89%	13.42%	15.67%	-6.60%	
Nov	-3.20%	6.79%	12.94%	13.53%	-4.31%	3.49%	
Dec	5.73%	9.48%	-8.88%	9.99%	-15.81%	-9.24%	



20
18
16
14
12
10
8
6
4
2
0
Occurences
< -12%
-11.9% to -6%
-5.9% to 0%
0% to 5.9%
6% to 12%
12% <
Monthly Performance

- The iShares® Silver Trust ETF was launched on April 21, 2006
- Over the 81 calendar months from Jan 2007 – Sep 2013, the iShares ® Silver Trust ETF ("SLV") appreciated more than 6% in a single month 26 times, roughly about 1/3 of the time
- The average calendar month gain from Jan 2007 – Sep 2013 was 1.22%

The above data is based on the historical performance of the SLV shares on the primary exchange from January 1, 2007 to September 30, 2013 and illustrates the distribution of calendar monthly returns that have been greater than or less than 6%. Historical performance is not indicative of future performance. The above data do not reflect any performance of the ETNs or include the investor fees associated with the ETNs, which will reduce the amount of the return on the ETNs at maturity or upon acceleration or repurchase by Credit Suisse.

Source: Bloomberg Professional

CREDIT SUISSE Credit Suisse AG October 2013 5

iShares® Silver Trust ETF (SLV)

Spot Silver & SLV Price History

Spot  Silver  & SLV  Price  History

 $60.00  $50.00  $40.00  $30.00  $20.00  $10.00  $

London  Silver Market  Fixing $ SLV ETF $ price

The above graph sets forth the historical performance of the SLV shares on the primary exchange from April 28, 2006 to September 30, 2013, and the historical price of silver (using the London fixing price) from January 1, 1971 to September 30, 2013. Historical performance is not indicative of future performance. The above graph does not reflect any performance of the ETNs or include the investor fees associated with the ETNs, which will reduce the amount of the return on the ETNs at maturity or upon acceleration or repurchase by Credit Suisse.

Source: Bloomberg Professional

Credit Suisse AG October 2013 6

iShares® Silver Trust ETF (SLV)

SLV AUM Since Inception ($mm, monthly)

18000 15000 12000 9000 6000 3000 0

Source: Bloomberg Professional

Credit Suisse AG October 2013 7

Current Yield Environment

Traditional Sources of Cash Flow Not Meeting Investor Needs

	12 Month Dividend Yield[1]	Annual Volatility[1]
STOCKS & BONDS		
SPDR S&P 500® ETF Trust (SPY)	2.02%	11.89%
iShares® Core Total US Bond (AGG)	2.82%	3.60%
iShares® iBoxx USD High Yield Corporate Bond ETF (HYG)	6.38%	6.89%
iShares® Dow Jones Select Dividend ETF (DVY)	3.30%	11.28%
EQUITY SECTORS		
Utilities Select Sector SPDR® ETF (XLU)	3.92%	12.62%
iShares® Dow Jones US Telecommunications ETF (IYZ)	2.75%	14.39%
ALTERNATIVE ASSET CLASSES		
Vanguard REIT ETF (VNQ)	3.90%	14.98%
iShares® Mortgage Real Estate Capped ETF (REM)	15.36%	20.80%
Credit Suisse Cushing® 30 MLP Index ETN (MLPN)	4.66%	15.54%
iShares® Silver Trust (SLV)	n/a	32.85%
Credit Suisse Silver Shares Covered Call ETN (SLVO)	16.32%[2]	28.72%

[1] As of 9/30/13. Annual volatility equals the annualized standard deviation of the relative price change for the 260 most recent trading days closing price (and in the case of SLVO, all trading days since the inception of SLVO), expressed as a percentage.

[2] Represents the average monthly coupon payment since inception multiplied by 12 and does not reflect a full 12 months of historical coupon payments. Actual coupons per ETN since inception are: May 2013: $0.1721, June 2013: $0.1830, July 2013: $0.2497, August 2013: $0.3319, September 2013: $0.2463.

Source: Bloomberg Professional

CREDIT SUISSE Credit Suisse AG October 2013 8

Current Yield Environment

Traditional Sources of Cash Flow Not Meeting Investor Needs

Traditional sources of yield are not meeting the cash flow needs of a segment of investors Search for cash flows is extending into a broader array of assets Challenge is balancing search for cash flows with risk to capital Innovative sources of cash flow generated through strategies with low correlation to existing assets held are needed

Credit Suisse AG, Investor Solutions October 2013 9

SLVO

A Single Security Solution to a Covered Call Strategy

Silver FLOWS TM 106 Index Monthly Call Challenges to operating a rolling covered Overwrite Process call strategy:

Selecting tenor & strike

Select strike Rolling options and funding re-purchases of

of calls

(approx. 6% in-the-money options

out of the

     money) Maintaining consistent access and comparable offerings for all clients Pay out net Managing strategy across advisor platforms cash Notionally Sell

premium as calls over 5 (advisory, discretionary, non-discretionary, etc.)

monthly Notional days distribution Long

     SLV SLVO presents a single security solution to position a covered call strategy on SLV:

Single instrument provides access

Notionally Sell Rules based methodology is operated entirely within

Hold cash

SLV to buy the Index received for back calls selling calls

over 5 days Allocation to strategy can be customized to specific clients’ goals, constraints, & cash flow needs Can be implemented in a scalable fashion across a variety of platforms

Credit Suisse AG October 2013 10

SLVO

Summary

Potential for   SLVO offers the potential for monthly cash distributions to the Monthly Cash extent of the premiums generated on the notional sale of the Flow monthly call options on SLV shares   A covered call strategy on SLV shares could offer diversification to the asset allocation Single Security   Scalable opportunity to allocate to a covered call strategy on SLV

Solution shares

       Allows for custom allocations to the strategy to align with investors’ specific goals, constraints, and cash flow needs Transparency   Rules based and transparent strategy

& Daily Liquidity

  Listed on Nasdaq

First to Market   First US exchange traded product to offer cash flow stream linked to exposure to the price of a silver investment

Credit Suisse AG, Investor Solutions October 2013 11

Silver Shares Covered Call ETN (SLVO)

Selected Investment Considerations

The ETNs are fully exposed to any decline in the Index. Furthermore, the return at maturity or upon repurchase will be reduced by the fees and charges associated with the ETNs. Therefore, the level of the Index must increase by an amount sufficient to offset the applicable fees and charges.

The monthly coupon payments (if any) are variable and dependent on the premium generated by the notional sale of options on the SLV shares, and you will not receive any fixed periodic interest payments on the ETNs.

Although the return on the ETNs will be based on the performance of the Index, the payment of any amount due on the ETNs, including any payment at maturity, is subject to the credit risk of Credit Suisse. Investors are dependent on Credit Suisse’s ability to pay all amounts due on the ETNs, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the market value of the ETNs prior to maturity.

Unfavorable price movements in the SLV shares or the options on the SLV shares may cause negative performance of the Index and loss of your investment, and there is no assurance that the strategy on which the Index is based will be successful.

We have listed the ETNs on Nasdaq under the symbol “SLVO” . We expect that investors will purchase and sell the ETNs primarily in the secondary market. We have no obligation to maintain this listing on Nasdaq or any listing on any other exchange, and may delist the ETNs at any time.

The indicative value is not the same as the closing price or any other trading price of the ETNs in the secondary market. The trading price of the ETNs at any time is the price at which you may be able to sell your ETNs in the secondary market at such time, if one exists. The trading price of the ETNs at any time may vary significantly from the indicative value of such ETNs at such time. Before trading in the secondary market, you should compare the indicative value with the then-prevailing trading price of the ETNs.

The return on the ETNs is linked to the performance of the Index, which measures the return of a covered call strategy on the SLV shares. Your investment reflects a concentrated exposure to a single asset and, therefore, could experience greater volatility than a more diversified investment.

The ETNs should not be expected to track the price of silver because of the fees and expenses applied to each of the SLV shares and the ETN as well as the design of the Index methodology which limits upside participation in any appreciation of the SLV shares. Accordingly, the performance of the ETNs should not be expected to mirror the performance of the price of silver.

The Index replicates notional positions in SLV shares and options. As an owner of the ETNs, you will not have rights that holders of the SLV Shares or in any calloptions ontheSLV Shares may have, and you will have no right to receive delivery of any components of the Index or any interest in silver.

We have the right to repurchase your ETNs in whole or in part at any time. The amount you may receive upon a repurchase by Credit Suisse may be less than the amount you would receive on your investment at maturity or if you had elected to have us repurchase your ETNs at a time of your choosing.

Tax consequences of the ETNs are uncertain and potential investors should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the ETNs.

An investment in the ETNs involves significant risks. The selected investment considerations herein are not intended as a complete description of all risks associated with the ETNs. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Credit Suisse AG (“Credit Suisse”) has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities. Before you invest, you should read the applicable pricing supplement, the Prospectus Supplement dated March 23, 2012, and Prospectus dated March 23, 2012, to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

Credit Suisse AG, Investor Solutions October 2013 12

Silver Shares

Covered Call ETN (SLVO)

Ticker SLVO Intraday Indicative Value Ticker SLVO.IV Bloomberg Index Ticker QSLVO

CUSIP 22542D449

Primary Exchange Nasdaq ETN Annual Investor Fee 0.65%1 Inception Date 4/16/2013

Index Credit Suisse NASDAQ Silver FLOWS TM 106 Index

For more information, please contact us: Phone: 212-538-7333 Email: ETN.Desk@credit -suisse.com Website: www.credit-suisse.com/etn

1 Because of daily compounding, the actual investor fee realized may exceed 0.65% per annum.

Credit Suisse AG October 2013 13